Exhibit 4.5

Form of Restricted Stock/Restricted Stock Unit Award Agreement

FORM OF

RESTRICTED STOCK/RESTRICTED STOCK UNIT AWARD AGREEMENT

FOR SANDY SPRING BANCORP, INC.

2015 OMNIBUS INCENTIVE PLAN

This Award Agreement is provided to ___________________ (the “Participant”) by Sandy Spring Bancorp, Inc. (the “Company”) as of ______________________, 20___, the date the Compensation Committee of the Board of Directors of the Company (the “Committee”) awarded the Participant a [restricted stock]/[restricted stock unit] award pursuant to Sandy Spring Bancorp, Inc. 2015 Omnibus Incentive Plan (the “2015 Plan”), subject to the terms and conditions of the 2015 Plan and this Award Agreement (referred to herein as the “Award”):

1.	Type of Award	_______ Restricted Stock
_______ Restricted Stock Unit

Number of Shares Subject
	to Your Award:	_______shares of Common Stock (“Shares”), subject to adjustment as may be necessary pursuant to the 2015 Plan.

2.	Grant Date:	_________________, 20___.

Unless sooner vested in accordance with Section 3 of the Terms and Conditions (attached hereto) or otherwise in the discretion of the Committee, the restrictions imposed under Section 2 of the Terms and Conditions will expire as to the following percentages of the Shares awarded hereunder, on the dates noted below; provided that the Participant is still employed by or in service with the Company or any Affiliate:

Percentage of Shares Vesting	Number of Shares/Stock Units Vesting	Vesting Date

IN WITNESS WHEREOF, Sandy Spring Bancorp, Inc., acting by and through the Compensation Committee of the Board of Directors, has caused this Award Agreement to be executed as of the Grant Date set forth above.

SANDY SPRING BANCORP, INC.

By:
On behalf of the Committee

Accepted by Participant:

___________________________

___________________________

Date

TERMS AND CONDITIONS

1.	Grant. The Grant Date and number of Shares underlying your Award are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2015 Plan.

2.	Restrictions. Your Award is subject to the following restrictions:

(a)	Unvested Restricted Shares/Restricted Stock Units may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.

(b)	If your Continuous Status as a Participant terminates for any reason other than as set forth in paragraph (b) of Section 3 hereof, then you will forfeit all of your rights, title and interest in this Award as of your termination date.

(c)	Your Award is subject to the vesting schedule set forth on page 1 of this Award Agreement.

3.	Expiration and Termination of Restrictions. The restrictions imposed under Section 2 will expire on the earliest to occur of the following (the period prior to such expiration being referred to herein as the “Restricted Period”):

(a)	As to the percentages of the Restricted Shares/Restricted Stock Units specified in the vesting schedule on page 1 of this Award Agreement, on the respective dates specified in the vesting schedule on page 1; provided your Continuous Status as a Participant has not terminated; or

(b)	Upon termination of your Continuous Status as a Participant by reason of death, Disability or a Change in Control.

4.	(a)	Delivery of Shares – Restricted Stock Award. Once the Shares are vested (see vesting schedule on page 1), the Shares (and accumulated dividends and earnings, if any) will be distributed in accordance with your instructions.

	(b)	Delivery of Shares – Restricted Stock Units. Once the Stock Units are vested (see vesting schedule on page 1), the Shares (or if the Committee so elects, in lieu thereof, the fair market value of the Shares in cash ) will be distributed in accordance with your instructions.

5.	(a)	Voting and Dividend Equivalent Rights – Restricted Stock Award. As beneficial owner of the Shares, you have full voting and dividend equivalent rights with respect to the Shares during and after the Restricted Period. You are also entitled to receive a payment equal to any dividends, or other distributions declared and paid by the Company with respect to the Restricted Shares. If you forfeit your rights under this Award Agreement in accordance with Section 2, you will no longer have any rights as a shareholder with respect to the Restricted Shares and you will no longer be entitled to receive dividends on the Shares.

(b)	Voting and Dividend Equivalent Rights – Restricted Stock Units. You have no voting or dividend equivalent rights until you receive a distribution of Shares.

6.	Changes in Capital Structure. Upon the occurrence of a corporate event (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), your Award will be adjusted as necessary to preserve the benefits or potential benefits of the award. Without limiting the above, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Stock, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the Shares subject to this Award Agreement will automatically be adjusted proportionately.

7.	No Right of Continued Employment. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any affiliate to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any affiliate.

8.	Payment of Taxes. You may make an election to be taxed upon your Award under Section 83(b) of the Code within 30 days of the Grant Date. If you do not make an 83(b) Election, upon vesting of the Award the Committee is entitled to require as a condition of delivery: (i) that you remit an amount sufficient to satisfy any and all federal, state and local (if any) tax withholding requirements and employment taxes (i.e., FICA and FUTA), (ii) that the withholding of such sums come from compensation otherwise due to you or from Shares due to you under the 2015 Plan, or (iii) any combination of the foregoing. Any withholding shall comply with Rule 16b-3 or any amendments or successive rules.

9.	Plan Controls. The terms contained in the 2015 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2015 Plan. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

10.	Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

11.	Notice. Notices and communications under this Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid. Notices to the Company must be addressed to:

[INSERT CONTACT]

or any other address designated by the Company in a written notice to you. Notices to you will be directed to your address as then currently on file with the Company, or at any other address that you provide in a written notice to the Company.

12.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2015 Plan.